REQUEST FOR ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A

To: CanAlaska Uranium Ltd. (the “Company”)

National Instrument 51-102 Continuous Disclosure Obligations requires the Company send annually a request form to registered holders and beneficial owners of securities to enable the holders and owners to request a copy of the Company’s annual financial statements and related “MD&A” and/or interim financial statements and related MD&A be mailed to them. These documents may be found on SEDAR at www.sedar.com or on the Company’s web site at www.canalaska.com .. If you would like to have these documents sent to you, please complete and return this form to:

CANALASKA URANIUM LTD.
1020 – 625 Howe Street
Vancouver, BC V6C 2T6
Facsimile: 604-688-3217

________ I wish to receive Annual Financial Statements and related MD&A

________ I wish to receive Interim Financial Statements and related MD&A

Name:             __________________________

Address:       __________________________                       Telephone: _________________________

                        __________________________

                        __________________________                       Fax number: _________________________

Please note:

A request form will be mailed each year. If you wish to receive such materials, a request form must be returned to the Company each year to receive the Annual and/or Interim Financial Statements and related MD&A’s.

If you do not return this request to the Company, you will not be sent the Company’s Annual Financial Statements and related MD&A, or Interim Financial Statements and related MD&A, for the current financial year.

You may also make this request at the Company’s web site www.canlaska.com at contact us.

I confirm that I am a registered / beneficial shareholder of the Company.

SIGNATURE OF SHAREHOLDER:                _________________________

DATE:                                                                _________________________

CUSIP NO: 13708P102

By providing an E-mail address, you will be deemed to be consenting to electronic delivery to you at such E-mail address of the above selected Financial Statements and related MD&A, if delivery by electronic means is allowed by the applicable regulatory rules and policies.

_________________________

E-mail address (optional)